SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69014Q 101

(CUSIP number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69014Q 101	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,392,034
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,392,034
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated based upon 18,175,731 shares of the Issuer’s common stock outstanding as of March 19, 2013, as reported to the Reporting Persons by the Issuer on March 20, 2013.

CUSIP No. 69014Q 101	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,392,034
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,392,034
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 18,175,731 shares of the Issuer’s common stock outstanding as of March 19, 2013, as reported to the Reporting Persons by the Issuer on March 20, 2013.

CUSIP No. 69014Q 101	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 765,451
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 765,451
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 18,175,731 shares of the Issuer’s common stock outstanding as of March 19, 2013, as reported to the Reporting Persons by the Issuer on March 20, 2013.

CUSIP No. 69014Q 101	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 334,885
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 334,885
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 18,175,731 shares of the Issuer’s common stock outstanding as of March 19, 2013, as reported to the Reporting Persons by the Issuer on March 20, 2013.

CUSIP No. 69014Q 101	13D	Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,291,698
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,291,698
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 18,175,731 shares of the Issuer’s common stock outstanding as of March 19, 2013, as reported to the Reporting Persons by the Issuer on March 20, 2013.

CUSIP No. 69014Q 101	13D	Page 7 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER MANAGEMENT CO. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

*	Deer Management Co. LLC (“Deer Management”), the management affiliate of the Funds (as defined below), does not beneficially own any shares as of the date of this Amendment No. 2 to Schedule 13D. An employee of Deer Management serves as the representative of the Funds on the Issuer’s board of directors and such employee is contractually obligated to assign to the Deer Management any fees received in his role as director, if any.

CUSIP No. 69014Q 101	13D	Page 8 of 12 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of OvaScience, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D initially filed on February 8, 2013 and as amended on March 21, 2013 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	IDENTITY AND BACKGROUND.

No change.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.

ITEM 4.	PURPOSE OF TRANSACTION.

On April 30, 2013, the Shares began trading on the NASDAQ Global Market, a national securities exchange. Pursuant to the terms of the Issuer’s Voting Agreement (as defined below) between the Reporting Persons and the Other Stockholders (as defined below), the Voting Agreement terminated on April 30, 2013, the first day on which the Shares traded on a national securities exchange. Upon the termination of the Voting Agreement, the obligations to vote pursuant to the terms of the Voting Agreement ceased to apply with respect to any stockholder meeting held after the date of such termination. When the Voting Agreement was in effect, the Reporting Persons and the Other Stockholders may have been deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act. With the termination of the Voting Agreement, the Reporting Persons and the Other Stockholders may no longer be deemed to comprise such a “group.” As a result, the Reporting Persons are filing this Amendment No. 2 to Schedule 13D, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” had previously existed.

The Funds acquired the Shares as investments in their ordinary course of business. Stephen Kraus, an employee of Deer Management, serves as the representative for the Reporting Persons on the Issuer’s board of directors.

The Funds were parties to an Amended and Restated Voting Agreement, dated as of March 29, 2012 (the “Voting Agreement”), among the Issuer, Longwood Fund, L.P. (“Longwood”), Michelle Dipp, M.D., Ph.D., the Issuer’s chief executive officer (“Dr. Dipp”), Richard Aldrich, a non-employee director of the Issuer (“Aldrich”), the Richard H. Aldrich Irrevocable Trust of 2011 (the “Aldrich Trust”), Christoph Westphal, M.D., Ph.D., a non-employee director of the Issuer (“Dr. Westphal”), Jonathan Tilly, Ph.D., a non-employee director of the Issuer (“Dr. Tilly”), General Catalyst Group V, L.P. (“GCG V”), GC Entrepreneurs Fund V, L.P. (“GCEF V,” and together with GCG V, the “GC Funds”, and, together with Longwood, Dr. Dipp, Aldrich, the Aldrich Trust, Dr. Westphal, Dr. Tilly and the GC Funds, the “Other Stockholders”). Pursuant to the Voting Agreement, until such time as the Shares were traded on a national securities exchange, the Funds and the Other Stockholders had agreed, among other things, to vote their Shares in such a way as to ensure that one designee of each of (i) the Funds, (ii) the GC Funds and (iii) Longwood (each a “Lead Investor Designee”), for so long as such investor remained a significant investor, i.e. an investor who initially purchased at least 270,000 shares of the Issuer’s Series A preferred stock or Series B preferred stock and continues to hold at least 20% of the Shares issued upon conversion of such shares of Series A preferred stock and Series B preferred stock, was elected to serve on the Issuer’s board of directors.

Pursuant to the Voting Agreement, until such time as the Shares were traded on a national securities exchange, the Issuer had agreed to use its reasonable best efforts to include each Lead Investor Designee in its slate of nominees to the

CUSIP No. 69014Q 101	13D	Page 9 of 12 Pages

stockholders for each election of directors and to include each such designee in its proxy statement, subject to certain limitations. As noted above, the Voting Agreement terminated on April 30, 2013, the first day on which the Shares traded on a national securities exchange.

In addition, on April 30, 2013, in connection with the Shares beginning to trade on the NASDAQ Global Market, all provisions of the Issuer’s Amended and Restated Investor Rights Agreement, dated March 29, 2012, among the Reporting Persons and certain other stockholders of the Issuer, terminated, with the exception of the registration rights provisions, which remain in effect until the earliest to occur of (i) a change of control of the Issuer, (ii) five (5) years from the date the Shares started trading on a national securities exchange, or (iii) with respect to a specific holder, on the date such holder can sell all of such holder’s unregistered Shares within a three (3) month period pursuant to an exemption from registration.

The Reporting Persons take no responsibility for any filings made by the Other Stockholders or the completeness or accuracy of any information contained therein.

In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4 and elsewhere in this Schedule 13D and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Mr. Kraus, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Amendment No. 2 to Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

CUSIP No. 69014Q 101	13D	Page 10 of 12 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

As of January 31, 2013, Bessemer VII, Bessemer VII Institutional and BVP VII beneficially owned and had sole voting and dispositive power with respect to 765,451, 334,885 and 1,291,698 Shares, respectively.

As of January 31, 2013, Deer Ltd., through its control of Deer VII, beneficially owned and had sole voting and dispositive power with respect to all 2,392,034 Shares beneficially owned by the Funds.

As of January 31, 2013, Deer VII, through its control of the Funds, beneficially owned and had sole voting and dispositive power with respect to all 2,392,034 Shares beneficially owned by the Funds.

As of January 31, 2013, Deer Management did not beneficially own or have sole or shared voting and dispositive power with respect to any Shares and disclaims beneficial ownership over any of the Shares.

(c) None.

(d) Except as set forth in this Amendment No. 2 to Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 2 to Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 is hereby incorporated for reference in this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No change.

CUSIP No. 69014Q 101	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 2, 2013

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Director

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Director

CUSIP No. 69014Q 101	13D	Page 12 of 12 Pages

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name:	J. Edmund Colloton
Title:	Managing Member